Exhibit 8.1

SCHULTE ROTH & ZABEL LLP
919 Third Avenue New York, NY 10022 (212) 756-2000 fax (212) 593-5955
www.srz.com
(212) 756-2000		wwwmail@srz.com

December 20, 2005

NewPage Holding Corporation
Courthouse Plaza, NE
Dayton, Ohio 45463

Ladies and Gentlemen:

        We have acted as special counsel to NewPage Holding Corporation, a Delaware corporation (the "Issuer"), in connection with the preparation and filing of a Registration Statement on Form S-4 (the "Registration Statement"), relating to $125,000,000 in aggregate principal amount of the Issuer's Floating Rate Senior Unsecured PIK Notes due 2013 (the "New Notes"). The New Notes are to be offered by the Issuer in exchange for $125,000,000 in aggregate principal amount of the Issuer's outstanding Floating Rate Senior Unsecured PIK Notes due 2013 (the "Original Notes"). This opinion is being furnished in accordance with the requirements of Item 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act").

        We have reviewed the discussion contained under the heading "Certain Material U.S. Federal Income and Estate Tax Considerations" in the Registration Statement. In our opinion, such discussion sets forth the material U.S. federal income tax and estate tax considerations applicable generally to holders of the Original Notes as a result of the exchange of the Original Notes for the New Notes under the Registration Statement.

        We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm under the heading "Legal Matters" in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Schulte Roth & Zabel LLP